SEC Mail
Mail Processing
Section

FEB 28 2008

Washington, DC
106

AB
3/13

08030401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted]
8-67452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UMTB SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
630 FIFTH AVENUE, 22ND FLOOR
(No. and Street)

NEW YORK	NEW YORK	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MATT ROZZI **(212) 554-2781**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
HAFT & GLUCKMAN CPAs LLP
(Name – *of individual, state last, first, middle name*)

317 MADISON AVENUE, SUITE 912	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD
3/18/08

OATH OR AFFIRMATION

I, MATT ROZZI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UMTB SECURITIES INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

LISA M. STERN
Notary Public, State of New York
No. 02ST6023002
Qualified in New York County
Commission Expires April 12, 2011

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oath or Affirmation

To the best of our knowledge and belief, the accompany financial statements and supplemental information pertaining to the firm of UMTB Securities Inc. (the "Company") at and for the year ended December 31, 2007, are true and correct. Based upon information available to the undersigned, neither the company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client. The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of The New York Stock Exchange, Inc.

Matt Rozzi
President & CEO
UMTB Securities Inc.

Notary Public 2/27/08

LISA M. STERN
Notary Public, State of New York
No. 02ST6023002
Qualified in New York County
Commission Expires April 12, 2011

UMTB Securities Inc.

Financial Statements
December 31, 2007

UMTB Securities Inc.

Contents

HAFT & GLUCKMAN

CERTIFIED PUBLIC ACCOUNTANTS LLP

317 MADISON AVENUE
SUITE 912
NEW YORK, N.Y. 10017

TELEPHONE
(212) 490-2120
FAX
(212) 286-8858
hg@haftgluckman.com

Independent Auditor's Report

Stockholder
UMTB Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of UMTB Securities Inc. as of December 31, 2007, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UMTB Securities Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haft & Gluckman LLP

HAFT & GLUCKMAN
Certified Public Accountants LLP

February 1, 2008
New York, N.Y.

UMTB Securities Inc.

Statement of Financial Condition
December 31, 2007

December 31		*2007*
ASSETS		
Cash and cash equivalents	$	673,993
Due from clearing broker		367,148
Receivable from affiliate		5,027
Furniture and equipment, net		99,721
Other assets		17,500
TOTAL ASSETS	**$**	**1,163,389**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	196,758
Due to parent		7,822
Interest payable, subordinated borrowings from Parent		66,875
		271,455
Subordinated borrowings from Parent		2,125,000
TOTAL LIABILITIES		2,396,455
Stockholder's Equity		
Common stock - $0.01 par value: 1,000 shares authorized, 10 shares issued and outstanding		-
Additional paid-in capital		600,000
Accumulated deficit		(1,833,066)
TOTAL STOCKHOLDER'S EQUITY		(1,233,066)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**1,163,389**

The accompanying notes are an integral part of the financial statements.

UMTB Securities Inc.

Statement of Operations
For the Year Ended December 31, 2007

For the Year Ended December 31		*2007*
REVENUES		
Commissions	$	375,746
Interest income		48,290
Other income		35,000
Total Revenue		459,036
EXPENSES		
Employee compensation and benefits		544,807
Interest expense		87,941
Occupancy expense		129,408
Professional fees		117,288
Other operating expense		263,927
Start up expenses		780,600
Total Expenses		1,923,971
Loss before income taxes		(1,464,935)
Provision for income taxes		1,730
Net Loss	$	(1,466,665)

The accompanying notes are an integral part of the financial statements.

UMTB SECURITIES INC.

Statement of Cash Flows
For the Year Ended December 31, 2007

For the Year Ended December 31		*2007*
Cash flows from operating activities:		
Net loss	$	(1,466,665)
Adjustments to reconcile net loss to net cash provided by provided by (used in) operating activities:		
Depreciation		30,404
Net changes in:		
Due from clearing broker		(367,148)
Receivable from affiliate		(5,027)
Other assets		(16,504)
Accounts payable and accrued expenses		54,259
Due to parent		7,822
Interest payable, subordinated borrowings from Parent		61,584
Total adjustments		(234,610)
Net cash used in operating activities		(1,701,275)
Cash flows from investing activities:		
Redemption of certificates of deposits		148,000
Purchase of equipment		(128,203)
Net cash provided by investing activities		19,797
Cash flows from financing activities:		
Issuance of capital		450,000
Subordinated borrowings from Parent		1,775,000
Net cash provided by financing activities		2,225,000
Net increase in cash and cash equivalents		543,522
Cash and cash equivalents, beginning of year		130,471
Cash and cash equivalents, end of year	**$**	**673,993**

Supplementary disclosure of cash flow information:		
Cash payments for income taxes	$	1,730
Cash payments for interest	$	23,975

The accompanying notes are an integral part of the financial statements.

UMTB Securities Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

For the Year Ended December 31, 2007

	Stock Subscription	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Beginning Balance, January 1, 2007	$ 350,000	$ 0.10	$ 150,000	$ (366,401)	$ 133,599
Capital contribution	(350,000)		450,000		100,000
Net loss				(1,466,665)	(1,466,665)
Ending Balance, December 31, 2007	$ -	$ 0.10	$ 600,000	$ (1,833,066)	$ (1,233,066)

The accompanying notes are an integral part of the financial statements.

1. Nature of Business

UMTB Securities Inc. ("UMTB Securities" or the "Company") was incorporated in the State of Delaware on June 9, 2006. UMTB Securities is a wholly owned subsidiary of Mizrahi Tefahot Bank Ltd., an Israeli commercial bank (the "Parent"). UMTB Securities was registered as an introducing broker-dealer with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers, Inc. (NASD), now the Financial Industry Regulatory Authority (FINRA), on March 28, 2007.

The Company's customer through December 31, 2007, consists of the Parent. Currently the Company is dependent upon financial support from the Parent.

2. Significant Accounting Policies

Basis of Accounting

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The agreement between the Company and its correspondent clearing broker went into effect in 2007. The Company has agreed to indemnify its clearing broker for certain losses that the clearing broker may sustain from the transactions introduced by the Company.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

2. Significant Accounting Policies – cont'd

Start-up Costs
Start-up costs are being expensed currently in accordance with generally accepted accounting principles in the United States of America.

Cash and Cash Equivalents
The Company considers money market accounts to be cash equivalents. The Company maintains its cash balances in bank accounts with one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Depreciation
Depreciation of equipment is provided for by the straight-line method over estimated useful lives.

Income Taxes
Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment.

2. Significant Accounting Policies – cont'd

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value
The financial instruments of the Company are reported in the Statement of Financial Condition at market or fair value, or at carrying amounts that approximate fair values.

3. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2007:

Furniture & Equipment	$	130,435
Less: Accumulated depreciation		30,714
	$	99,721

Depreciation expense for the year ended December 31, 2007 amounted to $30,404.

4. **Subordinated Borrowings from Parent**

In 2006, the Company entered into a Subordinated Loan Agreement in the principal amount of $350,000 with its Parent. In 2007, the subordinated loan payable was increased to $2,125,000, by the addition of $1,775,000 under the same terms. The loan is scheduled to mature on April 30, 2012. The loan bears interest at the annual rate of 6%. Loan interest payable as of December 31, 2007, was $68,875. The loan and interest is subordinated in right of payment and subject to the prior payments or provisions for payments in full of all claims of all other present and future creditors of the Company arising out of any matter, except claims which are the subject of subordination agreements which rank on the same priority as or are junior to the subordinated loan. The subordinated loan payable of $2,125,000 has been approved by FINRA.

The subordinated loan and interest are allowable in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. **Stockholder's Equity**

Stockholder's equity consists of 1,000 shares common stock, par value one cent, authorized, with 10 shares issued and outstanding.

During 2006, the Company's Parent contributed $150,000 of paid-in-capital and subscribed to an additional $350,000 of paid-in capital, which was received in 2007. In May 2007, the Company's Parent contributed an additional $100,000 of paid-in-capital.

6. Start-Up Expenses

Start-up expenses in 2007 are comprised of the following:

Compensation and benefits	$	459,307
Occupancy expenses		53,755
Professional fees		151,109
Travel and entertainment		27,762
Other		88,667
	$	780,600

Start-up expenses ceased being segregated in statement of operations upon the Company's commencement of trading activities for customers in the third quarter of 2007.

7. Related Party Transactions

Service Agreement
Pursuant to a service agreement, the Company's Parent will provide various services and other operating assistance to the Company. These include physical premises in Rockefeller Center, New York City, utilities, the use of fixed assets, personnel and other general and administrative services. The service agreement came into effect on January 1, 2007. Total expenses allocated by the Parent to the Company for the year ended December 31, 2007 is $94,984, including $71,129 as rent.

8. Net Capital Requirement

The Company became a member of the National Association of Securities Dealers, now FINRA, on March 28, 2007, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $835,000, which was approximately $735,000 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2007 was 0.24 to 1.

9. Income Tax

At December 31, 2007, the Company has cumulative net operating losses of approximately $715,000 and unamortized start up costs of approximately $1,100,000 with total deferred tax asset value of approximately $780,000 (December 31, 2006, approximately $150,000). Net operating losses expire in 2027. Start up costs are deducted when incurred for financial statement purposes, but are deferred and amortized over a fifteen year period for income tax. A full valuation allowance is being for the taken deferred tax asset, as management can not yet take the position that it is more likely than not that the Company will generate sufficient future taxable income to realize income tax benefits from the deferred deductions. Current year unrecognized tax benefit is approximately $630,000, comprised of $275,000 current and $355,000 deferred. FIN-48, Accounting for Uncertainty in Income Taxes has no affect on the Company as of December 31, 2007.

10. Commitments and Contingencies

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in according with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company has placed a $250,000 deposit with such clearing broker. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

11. Employee Benefit

The Company's employees have become participants in a multi-employer qualified 401(k) profit sharing plan maintained by the Parent for the benefit of all eligible employees in the United States. Employees may make tax deferred contributions subject to limitations under U.S. tax laws. Under the plan, the Company may make matching contributions, non-elective or discretionary contributions and other required minimum contributions. For 2007, the Company's contributions to the Plan were approximately $44,000.

Supplemental Schedule

UMTB Securities Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

For Year Ended December 31, 2007

NET CAPITAL

Total Stockholder's equity as of December 31, 2007			$	(1,233,064)
Add: subordinated loan & Interest:				2,191,875
Less non-allowable assets:				
Fixed assets	$	99,721		
Receivable from affiliate		5,027		
Other assets		17,500		
Total non-allowable assets				122,248
Net capital before haircuts on securities positions				836,563
Haircuts: other securities				(1,426)
Net capital			$	835,137

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Aggregate indebtedness	$	204,580
Greater of 6 2/3% of aggregate indebtedness or minimum dollar requirement of reporting broker dealer ($100,000)	$	100,000
Excess net capital	$	735,137
Ratio of aggregate indebtedness to net capital		0.24 to 1

There are no material differences between the net capital computation on the Company's unaudited Focus Report Part IIA and the computation reflected above.

HAFT & GLUCKMAN

CERTIFIED PUBLIC ACCOUNTANTS LLP

317 MADISON AVENUE
SUITE 912
NEW YORK, N.Y. 10017

TELEPHONE
(212) 490-2120
FAX
(212) 286-8858
hg@haftgluckman.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Stockholder
UMTB Securities Inc.
New York, New York

In planning and performing our audit of the financial statements and the supplemental schedule of UMTB Securities Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haft & Gluckman LLP

HAFT & GLUCKMAN
Certified Public Accountants LLP

February 1, 2008
New York, NY

END